UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[ ]  Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F  [X] Form 10-QSB

         For Period Ended: September 30, 2006


        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION


                         VELOCITY ASSET MANAGEMENT, INC.
                         -------------------------------
                             Full Name of Registrant


                                Tele-Optics, Inc.
                            -------------------------
                            Former Name if Applicable


                       48 S. Franklin Turnpike, 3rd Floor
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                            Ramsey, New Jersey 07446
                            ------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 on a timely basis because it is still in the process of preparing its financial and operating information. The Company fully expects to file its Form 10-QSB within the additional time allowed by this report.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John C. Kleinert                   (201) 760-1030
         --------------------------         -------------------------------
         (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narrative and quantitively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are completing our financial statements for the quarter ended September 30, 2006 and have not had time to review them with our independent auditors. Based upon its preliminary estimates, management believes the financial statements for the period ended September 30, 2006 will reflect significant changes in operations from the prior fiscal year.

Based upon its estimates, management expects to report total revenue for the nine months ended September 30, 2006 of $6,918,576 compared to total revenue of $6,227,436 for the nine months ended September 30, 2005. We expect to report that revenue generated from sales of distressed real property for the nine months ended September 30, 2006 will be approximately $1,059,732, compared to

$3,670,889 for the nine months ended September 30, 2005. However, revenue generated from collections on consumer receivables will reflect a substantial increase from $2,271,378 for the nine months ended September 30, 2005 to $5,653,159 for the nine months ended September 30, 2006.

We expect to report net income of approximately $703,723 for the nine months ended September 30, 2006, and an increase of our income from operations will reflect an increase over the prior year from $1,209,804 to approximately $2,158,192; however, our net income will be substantially impacted by the increased interest costs of $971,932 for the nine months ended September 30, 2006 from $364,567 in the nine months ended September 30, 2005.

                         VELOCITY ASSET MANAGEMENT, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2006                By: /s/ JAMES J. MASTRIANI
                                           -------------------------------------
                                           Name:   James J. Mastriani
                                           Title:  Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)